Galaxy Digital Advisors LLC
Statement of Financial Condition
December 31, 2019

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70001

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Galaxy Digital Advisors LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 Grand Street
(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum (212) 897-1694
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

200 Jefferson Park	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Galaxy Digital Advisors LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm

[x]   Facing Page.

[x]   Statement of Financial Condition.

[x]   Footnotes.

[ ]   Statement of Operations.

[ ]   Statement of Changes in Members' Equity.

[ ]   Statement of Cash Flows.

[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).

[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).

[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

[x]   An Affirmation.

[ ]   A copy of the SIPC Supplemental Report.

[ ]   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

[ ]   Independent Auditors' Report Regarding Rule 15c3-3 exemption.

[ ]   Rule 15c3-3 Exemption Report.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Fredric Obsbaum, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Galaxy Digital Advisors LLC for the year ended December 31, 2019, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
Signature

CFO_____
Title

Subscribed and sworn
to before me


_____


Gerard M Visci
Notary Public
New Jersey
My Commission Expires 6-10-2024
No. 50106655

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Galaxy Digital Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Galaxy Digital Advisors LLC (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2019.

February 27, 2020

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Galaxy Digital Advisors LLC

Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	608,248
Accounts receivable		123,975
Prepaid expenses and other assets		19,332
Total assets	**$**	**751,555**
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	96,272
Member's equity		655,283
Total member's equity		655,283
Total liabilities and member's equity	**$**	**751,555**

The accompanying footnotes are an integral part of the statement of financial condition.

The accompanying footnotes are an integral part of the statement of financial condition.

Galaxy Digital Advisors LLC

Notes to Statement of Financial Condition
For the Year Ended December 31, 2019

1. **Organization and Business**

   Galaxy Digital Advisors LLC (the "Company") is a limited liability company formed under the laws of New York and is a wholly owned subsidiary of Galaxy Digital LP. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company's principal businesses are selling private placements and underwriting.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   This statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Cash
   All cash deposits are held by two financial institutions and therefore are subject to the credit risk at those financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

   Income Taxes
   During the year ended December 31, 2019, the Company became wholly-owned by a single member. Prior to July 9, 2019, the Company was treated as a partnership for income tax reporting purposes. During that part of the year, the Internal Revenue Code provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided a tax provision for federal or state income taxes. The Company was subject to the New York City Unincorporated Business Tax during the early part of the year but since it operated at a loss, as a practical matter it did not apply.

   On July 9, 2019, once the Company became a wholly-owned single member limited liability company, it was treated as a disregarded entity for tax purposes. From that time going forward, its profits or losses are part of the taxable income of its member.

   At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense.

   Accounts Receivable and Contract Balances
   Accounts receivable arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. There were no accounts receivable no contract assets or contract liabilities at January 1, 2019. At December 31, 2019, there were accounts receivable of $123,975, and no contract assets or liabilities.

Galaxy Digital Advisors LLC

Notes to Statement of Financial Condition
For the Year Ended December 31, 2019

3. **Transactions with Related Parties**

At December 31, 2019, the Company had a service agreement with Galaxy Digital Services LLC ("GDS"), an affiliated company. The affiliate provides office space and other services pursuant to a service agreement. The aggregate value of these items for the year ended December 31, 2019, has been determined by management as approximately $2,089,000. The Company is not required to make any payments to GDS under the agreement.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

Additionally, the affiliate paid direct expenses of the Company for the year ended December 31, 2019 in the amount of $110,102 which is included in capital contributions on the statement of changes in member's equity.

4. **Subordinated Liabilities**

The Company borrowed funds from its Parent under a FINRA approved Temporary Subordinated Loan. The purpose of the loan was to meet the net capital requirements of SEC Rule 15c3-1 while engaging as a participant in an underwriting syndicate. The loan was repaid in December 2019.

5. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $511,976 which exceeded the required net capital of $100,000 by $411,976.

The Company does not hold customers' cash or securities; therefore, it has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.